FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 14 July 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:  Scheme of Arrangement

Copy of announcement regarding Scheme of Arrangement sent to the London Stock Exchange on 14 July 2005





14 July 2005

                         O2 plc (the "Company" or "O2")

              Intention to exercise compulsory transfer provisions

As announced on 14 March 2005, following sanction by the High Court of Justice, the corporate reorganisation of mmO2 plc, by way of a scheme of arrangement under section 425 of the Companies Act 1985, became effective and O2 plc became the holding company of the O2 Group. At that time the Company also announced its intention to deregister from the SEC.

The articles of association of the Company include temporary provisions to limit ownership of the shares by US Resident Shareholders in order to facilitate O2's deregistration from the SEC.

The Board today announces its intention to invoke these provisions and will shortly be sending formal notices to this effect to the shareholders concerned. On the basis of information received to date, O2 does not expect that these provisions will be applied to more than 4 million shares (representing approximately 0.05% of the issued share capital).

Further information:

David Nicholas                          David Boyd
Director of Communications              Head of Investor Relations
O2 plc                                  O2 plc
david.nicholas@o2.com                   david.boyd@o2.com
t: +44 (0) 771 575 9176                 t: +44(0)1753 628230

Simon Gordon                            John Crosse
Press Relations Manager                 Investor Relations Manager
O2 plc                                  O2 plc
simon.gordon@o2.com                     john.crosse@o2.com
t: +44 (0) 771 007 0698                 t: +44 (0) 1753 628198



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 14 July 2005                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary